UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 30, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avis Budget Group, Inc.

File No. 001-10308 - CF#29458

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Avis Budget Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 11, 2013.

Based on representations by Avis Budget Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through March 5, 2016
Exhibit 10.3	through March 5, 2016
Exhibit 10.4	through March 5, 2016
Exhibit 10.11	through March 5, 2016
Exhibit 10.12	through March 5, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary